November 6, 1998



Robert T. Plesnarski
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                         Re: Withdrawal of Cendant Corporation Registration Statement on Form S-4 (Registration No. 333-46661)

Dear Mr. Plesnarski:

     We hereby request that the Securities and Exchange Commission withdraw the Registration Statement on Form S-4 (Registration No. 333-46661) of Cendant Corporation (the "Company") pursuant to Rule 477 of the Securities Act of 1933, as amended. The Company is requesting the withdrawal of its Registration
Statement on Form S-4 as a result of the mutual decision by the Company and American Bankers Insurance Group, Inc. ("American Bankers") to terminate their merger agreement which provided for the Company's acquisition of American Bankers.

     Please call the undersigned at (973) 496-7207 if you have any questions with respect to this request.


                                                     Very truly yours,

                                                     /s/ Eric J. Bock
                                                     Eric J. Bock


cc:      James E. Buckman, Esq.